VIA EDGAR AND FACSIMILE

December 30, 2009

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549-7010

Re:         Vanguard Natural Resources, LLC
Form 10-K for the Year Ended December 31, 2008
Form 10-Q for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009
Filed May 11, 2009 and July 31, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 27, 2009
Response Letter Dated October 13, 2009
File No. 1-33756

Dear. Mr. Schwall:

This letter sets forth the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 15, 2009 (the “Comment Letter”) to the Company’s response letter dated October 12, 2009 to the comments set forth in the Staff’s previous letter dated September 28, 2009 (the “Initial Response Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”), Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009 filed May 11, 2009 and July 31, 2009, respectively (the “2009 Forms 10-Q”), and the Definitive Proxy Statement on Schedule 14A filed March 27, 2009 (the “Proxy Statement”).

Because the Company generally believes its proposed disclosure revisions do not require a financial restatement or other changes materially sufficient to require an amendment to Part I of the 2008 Form 10-K, the 2009 Forms 10-Q or the Proxy Statement, the Company respectfully requests that the Staff permit the Company to include the following changes, except where specifically indicated below, on a prospective basis in its upcoming Form 10-K filings as well as in all subsequent filings under the Securities Exchange Act of 1934, as amended.  We are happy to discuss this request with the Staff at its convenience.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.
When filing your amended document to provide the consent required in response to comment one in our comment letter of September 28, 2009, please include all other changes proposed in your response to that letter.

Response:

Following receipt of the Staff’s response to this response letter, the Company respectfully acknowledges the Staff’s comment and will amend Part II of the 2008 Form 10-K to include the updated consent.

Costs and expenses, page 42

2.
We have considered your responses to prior comments 6 and 8.  However, we are unable to concur with your conclusion that, “taken together,” your disclosures comply with the requirements of SOP 94-6.  Though the disclosures you made at various locations throughout your filing provide a “general”  forewarning of the potential for additional impairment, such disclosures do not appear to provide the reader with a clear indication of the then-expected likelihood of additional impairment in the near term, based on information available to you prior to the issuance of your financial statements.  Accordingly, please revise your disclosure to include an estimate of any reasonably possible loss or range of loss due to any uncertainties or, if true, state that such an estimate cannot be made.  Refer to Statement of Position 94-6, paragraphs 13 and 14.

Response:

As previously discussed in the Initial Response Letter, the Company is unable to make an estimate of a reasonably possible loss or range of loss due to future fluctuating in oil and gas prices.  Oil and gas prices have exhibited unprecedented volatility over the past twelve months and fluctuate daily even during periods of greater price stability.  Given this level of price volatility, the Company believes that any estimate of an impairment resulting from future decreases in oil and gas prices would be inherently inaccurate and potentially misleading.

The Company proposes to prospectively comply with the Staff’s comment in the Company’s future filings by adding to its forward looking statements regarding the potential for additional impairment due to future decreases in oil and gas prices a statement that the Company is unable to provide a quantitative estimate of such impairment due to the volatility of oil and gas prices.

Cash Flow from Operations, page 49

3.
We have considered your response to prior comment 7, including your proposed prospective disclosure.  Please also include in your disclosure an explanation as to why and how impairment charges and unrealized derivative gains impacted your cash flows, and how these items affected your liquidity.

Response:

The Company has provided with this letter, as Exhibit A, revised and expanded disclosure based on the 2008 Form 10-K (marked to show changes made to the Exhibit included in the Initial Response Letter) in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the upcoming Form 10-K for the year ended December 31, 2009.

Statements of Cash Flows, page 62

4.
We have considered your response to prior comment 13.  We further note that your presentation of “Net cash provided by operating activities” suggests you follow the “indirect method.”  However, you responded that the “Amortization of premiums paid and non-cash settlements on derivative contracts” line item represents gross payments, and not the amortization of an asset, which would be a method of cost allocation.  Similarly, the “Price risk management activities, net” line item also appears to represent gross premiums paid.  Accordingly, please further explain:

a.           how you distinguish between transactions included in each of these line items;

b.           how your presentation conforms to paragraphs 28-29 of SFAS 95; and

c.           how you consider these classifications to be meaningful.

Response:

In re-reading the first paragraph of our initial response to prior comment 13, we believe we could have been clearer.   The response below clarifies the first paragraph of our response to prior comment 13 and addresses your questions in current comment 4.

The line item Amortization of premiums paid and non-cash settlements on derivative contracts represents the amortization of amounts paid and capitalized in price risk management assets or liabilities in previous periods whose volumes have settled in the current period and are recognized in the consolidated statement of operations.  The line item Price risk management activities, net represents premiums paid, offset by payments received, to modify our outstanding derivative positions as part of our ongoing risk management activity.

*           Underlined language represents changes from the Initial Response Letter.

Note 11 - Unit-Based Compensation, page 77

5.
We have considered your response to prior comment 17, including your proposed prospective disclosure.  Please also disclose the method you used to estimate your volatility rate assumption.  As part of your response, tell us how your method and the factors you considered meet the guidance of SAB Topic 14.D.1, for estimating the expected volatility.

Response:

The Company has provided with this letter, as Exhibit B, revised disclosure based on the 2008 Form 10-K (marked to show changes made to the Exhibit included in the Initial Response Letter) in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s future filings.

Controls and Procedures, page 82

Evaluation of Disclosure Controls and Procedures, page 82

6.
We note your response to prior comment 18 and the draft disclosure included in Exhibit H of your response letter, and we reissue the comment in relevant part.  Your disclosure, as both filed and proposed, states that your CEO and CFO concluded your disclosure controls and procedures were not effective through September 30,2008.  Please revise this section to provide the conclusion as of December 31,2008, as required by Item 307 of Regulation S-K.  We note that you provide in this section management’s conclusion regarding your internal control over financial reporting as of the fiscal year end.  That conclusion should be and is included in your Management’s Annual Report on Internal Control Over Financial Reporting.

In addition, it is not clear from your draft disclosure whether you intend to remove from this section in response to our comment the discussion of the identification and remediation of the identified material weakness.  In your amended Form 10-K for fiscal 2008, you should include this discussion.

Response:

The Company has provided with this letter, as Exhibit C, revised disclosure based on the 2008 Form 10-K (marked to show changes made to the Exhibit included in the Initial Response Letter) in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s future filings.

Definitive Proxy

Proposal No. 1 Election of Directors, page 5

7.
We note your response to prior comment 23 and the draft disclosure included in Exhibit J, and we reissue the comment in part. In future filings, please disclose Mr. Anderson’s business activities between June 2007 and June 2008.

Response:

The Company has provided with this letter, as Exhibit D, revised disclosure based on the Proxy Statement (marked to show changes made to the Exhibit included in the Initial Response Letter) in order to provide the Staff with an example of how the Company proposes to prospectively comply with the Staff’s comment in the Company’s future filings.

Closing Comments

In connection with these responses, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact me at (832) 327-2259 or our legal counsel, David P. Oelman, at (713) 758-3708.

Sincerely,

/s/ Richard Robert
Richard Robert
EVP & Chief Financial Officer

cc:  David P. Oelman, Vinson & Elkins L.L.P.

EXHIBIT A*

Cash Flow from Operations

Net cash provided by operating activities was $39.6 million during the year ended December 31, 2008, compared to $1.4 million during the year ended December 31, 2007 and $16.1 million during the year ended December 31, 2006. The increase in cash provided by operating activities during the year ended December 31, 2008 as compared to the same period in 2007 was substantially generated from increased production revenue related to the Apache and Lewis acquisitions and higher average realized prices during 2008. Changes in working capital decreased total cash flows by $3.8 million in 2008 compared to decreasing total cash flows by $18.0 million in 2007. Contributing to the increase in the level of cash provided by operating activities during 2008 was a $3.2 million increase in accounts payable and accrued expenses that resulted from the timing effects of payments for amounts related to the acquisitions. Offsetting this increase in cash flows from operating activities during 2008 was a $2.2 million increase in accounts receivable also related to the timing of receipts from production from the acquisitions. Additionally, cash used in price risk management activities decreased during the year ended December 31, 2008 as premiums paid on derivative contracts during 2008 was $0.4 million compared to price risk management activities in 2007, which included the termination of existing natural gas swaps at a cost of approximately $2.8 million, the payment of $6.5 million for put option derivative contracts, and the payment of $7.5 million of premiums to reset derivative strike prices at a higher value. The cash used in operating activities during the year ended December 31, 2007 also included the cash paid on early extinguishment of debt of approximately $2.5 million. Both impairment charges and unrealized derivative gains are accounted for as non-cash items and therefore did not impact our liquidity or cash flows provided by operating activities during the year ended December 31, 2008.

* Underlined language represents changes from Exhibit A to the Initial Response Letter.

EXHIBIT B*

Additionally, in October 2007, two officers were granted options to purchase an aggregate of 175,000 units under our long-term incentive plan with an exercise price equal to the initial public offering price of $19.00 which vested immediately upon being granted, have a term of five years and had a fair value of $0.1 million on the date of grant.  The grant date fair value for these options awards was calculated in accordance with FAS 123R by calculating the Black-Scholes value of each option, using a volatility rate of 12.18%, an expected dividend yield of 8.95% and a discount rate of 5.12%, and multiplying the Black-Scholes value by the number of options awarded.  In determining a volatility rate of 12.18%, the Company, due to a lack of historical data regarding the Company’s common units, used the historical volatility of the Citigroup MLP Index over the 365 day period prior to the date of the grant.

* Underlined language represents changes from Exhibit G to the Initial Response Letter.

EXHIBIT C*

We carried out an evaluation in accordance with Exchange Act Rules 13a-15 under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, due to the aforementioned material weakness, our disclosure controls and procedures were not effective through September 30, 2008.  The Company evaluated the necessary changes in control procedures required to remediate this material weakness and elected to no longer account for future derivative instruments as cash flow hedges under SFAS 133. As such, the Company now recognizes changes in its derivatives’ fair value in current earnings under gains (losses) on other commodity and interest rate derivative contracts. Accordingly, our Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure control and procedures were effective at the reasonable assurance level at December 31, 2008. See BDO Seidman, LLP’s report on our internal control over financial reporting as of December 31, 2008 set forth below in Part II, Item 9A (d) under Attestation Report.

* Underlined language represents changes from Exhibit H to the Initial Response Letter.

EXHIBIT D*

Scott W. Smith is our President, Chief Executive Officer and Director and has served as President and Chief Executive Officer since October 2006 and as Director since March 2008. Prior to joining us, from July 2004 to October 2006, Mr. Smith served as the President of Ensource Energy Company, LLC during its tender offer for the units of the Eastern American Natural Gas Trust (NYSE:NGT). He has over 25 years of experience in the energy industry, primarily in business development, marketing, and acquisition and divestiture of producing assets and exploration/exploitation projects in the energy sector. Mr. Smith’s experience includes evaluating, structuring, negotiating and managing business and investment opportunities, including energy investments similar to our targeted investments totaling approximately $400 million as both board member and principal investor in Wiser Investment Company LLC, the largest shareholder in The Wiser Oil Company (NYSE:WZR) until its sale to Forest Oil Corporation (NYSE:FST) in June of 2004. From June 2000 to June 2004, Mr. Smith served on the Board of Directors of The Wiser Oil Company. Mr. Smith was also a member of the executive committee of The Wiser Oil Company during this period. From January of 1998 to June of 1999, Mr. Smith was the co-manager of San Juan Partners, LLC, which established control of Burlington Resources Coal Seam Gas Trust (NYSE:BRU), which was subsequently sold to Dominion Resources, Inc.

W. Richard Anderson is the Chairman of our Board of Directors and is currently the Chief Financial Officer of Eurasia Drilling Company, Ltd GDR (LSE: EDCL), a provider of exploratory and development drilling and oil and gas field services to companies operating within the Russian Federation, Kazakhstan, and Caspian Sea region.  Mr. Anderson has served in this capacity since June 2008.  Between June 2007 and June 2008, Mr. Anderson served as an independent consultant to Prime Natural Resources, a closely-held exploration and production company.  Mr. Anderson was previously the President, Chief Financial Officer and a director of Prime Natural Resources from January 1999 to June 2007. Prior to his employment at Prime Natural Resources, he was employed by Hein & Associates LLP, a certified public accounting firm, where he served as a partner from 1989 to January 1995 and as a managing partner from January 1995 until October 1998. Mr. Anderson has also served on the board of directors of Transocean Inc. since November 2007 and the board of directors of Boots & Coots International Well Control, Inc. since August 1999.

Loren Singletary is a member of our Board of Directors and is currently Vice President of Global Accounts for National Oilwell Varco (NYSE:NOV), a $14 billion market cap oilfield service company. Mr. Singletary has served in this capacity since 2003 and has also served as National Oilwell Varco’s Vice President of Investor Relations since January 2009.  Prior to his current position, from 1998 to 2003, Mr. Singletary was the co-owner and President of LSI Interests, Ltd., an oilfield service company that was acquired by National Oilwell in 2003. In addition to his vast experience in the oilfield service sector, Mr. Singletary has also been involved in the upstream E&P sector, both onshore and offshore, as a private investor for the past 20 years.

Bruce W. McCullough is a member of our Board of Directors and since 1986 has served as President and Chief Executive Officer of Huntington Energy Corp., an independent exploration and production company that has been involved in exploration and production activities in the Appalachian basin, East Texas, Mid-Continent and the Gulf Coast. Prior to forming Huntington in 1986, Mr. McCullough held senior management positions with Pool Offshore, a Houston-based oil field service company.

John R. McGoldrick is a member of our Board of Directors and since June 2006 has served as a director and Executive Chairman of Caza Oil & Gas, Inc., a public company listed on the AIM and Toronto stock exchange. Prior to his current position, he was President of Falcon Bay Energy LLC, an independent oil and gas company with operations in Texas and South Louisiana from February 2004 to August 2006.  From June 1984 to October 2002, Mr. McGoldrick was employed by Enterprise Oil plc in a number of senior management positions, including President of Enterprise Oil Gulf of Mexico Inc. from August 2000 to October 2002.

Lasse Wagene is a member of our Board of Directors and since 2004 has served as the Managing Director of Arcturus Capital AS.  Mr. Wagene has also served as a financial advisor to Vinland Energy Eastern, LLC and its affiliates since 2004. From 2000 to 2004 he was a partner and led the Oil Services Investment Banking Group at Carnegie ASA. While at Carnegie, his responsibilities included marketing the bank’s services to European clients and advising clients on European capital markets and merger and advisory transactions. Prior to Carnegie, he was Vice President of Energy Finance at Den Norske Bank in New York and Houston from 1998 to 2000.

* Underlined language represents changes from Exhibit J to the Initial Response Letter.